X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2009 SEP -9 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09046911

August 19, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated August 19, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 9/10

X-Cal Resources Ltd.

TSX/XCL **August 19, 2009**

News Release

Dr. Sillitoe Updates Sleeper Gold Project

The attached paper by Dr. Richard H. Sillitoe updates X-Cal's Sleeper Gold Project, located in Humboldt County, Nevada.

Dr. Sillitoe is an internationally recognized independent geologic consultant.

The new August 2009 paper puts the Sleeper Gold Project into perspective relative to current conditions. The paper contains recommendation for ongoing work and comments on the importance of bulk tonnage potential at Sleeper as well as the high grade targets. (Link to August 2009 Exploration Potential of the Sleeper Gold Property, by Dr. Richard H. Sillitoe)

Dr Sillitoe previously visited Sleeper in 2006, prior to X-Cal gaining 100% interest in the property. His August 2009 comments are encouraging.

In addition to Sleeper, X-Cal has two Cortez Area Gold Properties and the West Rochester property in the Spring Valley Area, Nevada. All properties are 100% owned by X-Cal.

The NI-43-101 Sleeper Resources are detailed in a Technical Report on the Sleeper Gold Property which can be found on SEDAR and at www.x-cal.com.

The contents of this release and Dr. Sillitoe's Paper have been reviewed by Larry Kornze, P.Eng., and Larry Martin CPG who are "Qualified Persons" as defined by NI 43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other

factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740